Nasdaq Regulation

Lisa Roberts
Vice President, Legal and Regulatory Group

March 31, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 31, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Metal Sky Star Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Units, each consisting of one ordinary share, one warrant and one right

Ordinary Shares, par value $0.001

Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share

Rights to receive one-tenth (1/10) of one Ordinary Share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts